                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*



                 PANATECH RESEARCH AND DEVELOPMENT CORPORATION
-------------------------------------------------------------------------------
                                (Name of Issuer)



                                 COMMON STOCK
-------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                  698301-10-8
                      ------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      CUSIP No. 698301-10-8           13G



1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 ARTHUR J. ROSENBERG

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                                                         (a) [ ]
                                                                         (b) [ ]

3.       SEC USE ONLY



4.       CITIZENSHIP OR PLACE OF ORGANIZATION




   NUMBER OF              5.      SOLE VOTING POWER:  -0-
    SHARES
 BENEFICIALLY             6.      SHARED VOTING POWER:  704,150
   OWNED BY
EACH REPORTING            7.      SOLE DISPOSITIVE POWER:  -0-
  PERSON WITH
                          8.      SHARED DISPOSITIVE POWER:  704,150



9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 704,150


10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) INCLUDES CERTAIN
         SHARES                                                              [ ]


11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 17.85%

12.      TYPE OF REPORTING PERSON

                 IN

Item 1(a)                 Name of Issuer:  Panatech Research and Development
                          Corporation

Item 1(b)                 Address of Issuer's Principal Executive Offices:
                                                        P. O. Box 23160
                                                        Albuquerque, NM  87192

Item 2(a)                 Name of Person Filing:  Arthur J. Rosenberg

Item 2(b)                 Address of Principal Office:  P. O. Box 23160
                                                        Albuquerque, NM  87192
Item 2(c)                 Citizenship:  U.S.A.

Item 2(d)                 Title of Class of Securities:  Common Stock

Item 2(e)                 CUSIP Number:  698301-10-8

Item 3                    Statement filed Pursuant to Rules 13d-1(b) or
                          13-2(b):  Not Applicable

Item 4(a)                 Amount Beneficially Owned:   704,150 shares

Item 4(b)                 Percent of Class:  17.85%

Item 4(c)          Number of shares as to which reporting person has:
                  (i)     sole power to vote or to direct the vote: 0
                 (ii)     shared power to vote or to direct the vote: 704,150
                (iii) sole power to dispose or to direct the disposition of: 0
                 (iv) shared power to dispose or to direct the disposition of: 704,150

Item 5                    Ownership of 5% or Less of Class:  Not Applicable

Item 6                    Ownership of More than 5% on Behalf of Another Person:
                          Not Applicable

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable

Item 8                    Identification and Classification of Members of the
                          Group:  Not Applicable

Item 9                    Notice of Dissolution of Group:  Not Applicable

Item 10                   Certification:  Not Applicable

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  February 9, 1996          /S/ Arthur J. Rosenberg
                                  -----------------------
                                  Arthur J. Rosenberg